Exhibit 12.1

American Honda Finance Corporation and Subsidiaries

Calculation of Ratio of Earnings to Fixed Charges

(U.S. dollars in millions)

	Three months ended		Six months ended
	September 30,		September 30,
	2015	2014	2015	2014
Earnings
Consolidated income before provision for income taxes	$364	$407	$711	$860
Fixed Charges	144	147	285	298
Earnings	$508	$554	$996	$1,158
Fixed Charges
Interest expense	$143	$146	$283	$296
Interest portion of rental expense (1)	1	1	2	2
Total fixed charges	$144	$147	$285	$298
Ratio of earnings to fixed charges	3.53x	3.77x	3.49x	3.89x

(1)	One-third of all rental expense is deemed to be interest.